
August 2, 2022

Timothy Hannibal
President and Chief Executive Officer
SCWorx Corp.
590 Madison Ave, 21st Floor
New York, NY 10022

      Re: SCWorx Corp.
          Registration Statement on Form S-1
          Filed July 27, 2022
          File No. 333-266347

Dear Mr. Hannibal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian Fetterolf at 202-551-6613 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Brian Bernstein